UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Eagle Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

269796108
(CUSIP Number)

Michael D. Pinnisi
Hudson Executive Capital LP
570 Lexington Avenue, 35th Floor
New York, NY 10022
(212) 521-8495
with a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269796108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Hudson Executive Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
361,897(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
361,897(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
361,897(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(2)

14	TYPE OF REPORTING PERSON
PN, IA

_______________________________
(1) Includes options that are held by Mr. Braunstein to purchase 30,000 shares of common stock, par value $0.001 per share (the "Shares"), of Eagle Pharmaceuticals, Inc. (the "Company"), that are exercisable within 60 days of January 16, 2020.
(2) Calculated based on 13,671,172 Shares outstanding as of October 31, 2019, as reported in the Company’s Form S-3 filed with the Securities and Exchange Commission on November 15, 2019.

CUSIP No. 269796108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
HEC Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
361,897(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
361,897(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
361,897(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(2)

14	TYPE OF REPORTING PERSON
PN, IA

_______________________________
(1) Includes options that are held by Mr. Braunstein to purchase 30,000 shares of common stock, par value $0.001 per share (the "Shares"), of Eagle Pharmaceuticals, Inc. (the "Company"), that are exercisable within 60 days of January 16, 2020.
(2) Calculated based on 13,671,172 Shares outstanding as of October 31, 2019, as reported in the Company’s Form S-3 filed with the Securities and Exchange Commission on November 15, 2019.

CUSIP No. 269796108	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
Douglas L. Braunstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
361,897(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
361,897(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
361,897(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%(2)

14	TYPE OF REPORTING PERSON
IN

_______________________________
(1) Includes options that are held by Mr. Braunstein to purchase 30,000 shares of common stock, par value $0.001 per share (the "Shares"), of Eagle Pharmaceuticals, Inc. (the "Company"), that are exercisable within 60 days of January 16, 2020.
(2) Calculated based on 13,671,172 Shares outstanding as of October 31, 2019, as reported in the Company’s Form S-3 filed with the Securities and Exchange Commission on November 15, 2019.

CUSIP No. 269796108	SCHEDULE 13D	Page 5 of 7 Pages
ITEM 1. SECURITY AND ISSUER
This third amendment to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of Eagle Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and supplements the information set forth in Schedule 13D filed on June 27, 2016 (the “Original Schedule 13D” and, as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”).

This Amendment No. 3 is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), and Douglas L. Braunstein (collectively, the “Reporting Persons”), to report, among other things, the sale of Shares by the Reporting Persons, the net impact of which was to reduce the Reporting Persons’ beneficial ownership to below 5% of the Shares outstanding.

The Reporting Persons beneficially own an aggregate of 361,897 Shares (the “Subject Shares”), including options that are held by Mr. Braunstein to purchase 30,000 Shares that are exercisable within 60 days of January 16, 2020. The Subject Shares represent approximately 2.6% of the outstanding Shares (calculated based on 13,671,172 Shares outstanding as of October 31, 2019, as reported in the Company’s Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2019).
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:
As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $15,341,566.54 (inclusive of brokerage commissions and other costs of execution).

ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As a result of the sale by the Reporting Persons of certain Shares for portfolio management purposes, the beneficial ownership of the Reporting Persons fell to below 5% of the outstanding Shares of the Company. The trades are set forth in Exhibit 5.
On November 11, 2019, Douglas L. Braunstein informed the Company of his intention to resign from the Board of Directors of the Company (the “Board”), including his position as a member of the Board’s compensation committee, effective November 14, 2019. Mr. Braunstein’s resignation was not the result of any disagreement with the Company or any of its affiliates on any matter relating to the Company’s operations, policies or practices.

CUSIP No. 269796108	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a), (b), (c) and (e) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1 of this Amendment No. 3, and that information is incorporated by reference herein.

(c) All transactions in the Shares effected during the past 60 days are set forth in Exhibit 5 attached hereto and incorporated herein by reference.
(e) Each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Shares on January 14, 2020.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 5   Schedule of transactions effected during the last 60 days

CUSIP No. 269796108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2020

HUDSON EXECUTIVE CAPITAL LP

By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein